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December 12, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski, Special Counsel

Re:                        Select Income REIT

Amendment No. 1 to Registration Statement on Form S-4

Filed November 25, 2014

File No. 333-199445

Dear Ms. Gowetski:

On behalf of Select Income REIT (“SIR”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 10, 2014 in connection with the above-captioned registration statement (the “Registration Statement”).  Amendment No. 2 to the Registration Statement is being filed simultaneously with this response (the “Amended Registration Statement”).  For the convenience of the Staff, we are also enclosing clean and marked copies of the Amended Registration Statement.

United States Securities and Exchange Commission

December 12, 2014

Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text. SIR’s responses thereto are set forth immediately following the reproduced comment to which they relate.  Information below regarding Cole Corporate Income Trust, Inc. (“CCIT”) and its affiliates has been provided to SIR by CCIT.

General

1.                                    We note your responses to comments 17, 22 and 26 and your revised disclosure on pages 108 and 113 that there have been no material changes. We further note your disclosure on page 65 regarding ARCP, the indirect parent of CCIT’s sponsor, CCIT’s advisor, CCIT’s dealer manager and CCIT’s property manager. In this regard, please tell us with a view toward disclosure how you considered the information disclosed on page 65 as well as the resignation of Mr. Brian S. Block as CCIT’s Executive Vice President, Chief Financial Officer and Treasurer in determining there were no material changes.

Response:  The information disclosed on page 65 of the Registration Statement and the resignation of Mr. Brian S. Block as CCIT’s Executive Vice President, Chief Financial Officer and Treasurer were considered and it was determined there had been no material changes based on the following:

•                 On November 14, 2014, CCIT timely filed its Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2014.  CCIT’s independent public accounting firm completed a review of the interim financial statements included in this quarterly report in accordance with Item 10-01(d) of Regulation S-X.  This quarterly report was filed and independent public accounting firm review was completed after Mr. Block’s resignation from CCIT on October 28, 2014.

•                 On November 24, 2014, CCIT’s independent public accounting firm consented to the inclusion of its report dated March 27, 2014 related to the consolidated financial statements of CCIT in the Registration Statement.  This consent was given after Mr. Block’s resignation from CCIT.

•                 As disclosed on page 66 of the Registration Statement, CCIT is supported by a dedicated financial accounting and reporting team and maintains its own financial reporting practices.

•                 CCIT’s and ARCP’s financial statements are audited by different accounting firms.

•                 Since its inception, CCIT has been managed by CCI Advisors.  Prior to September 5, 2014, Mr. Block was not a director or executive officer of CCIT, CCI Advisors or any entity providing management or advisory services to CCIT, including its dealer manager, property manager and sponsor.

United States Securities and Exchange Commission

December 12, 2014

•                 D. Kirk McAllaster, Jr., who preceded Mr. Block as Chief Financial Officer of CCIT, served as Chief Financial Officer of CCIT from its inception until September 5, 2014, after the pending transaction between CCIT and SIR had been announced. During this same period, Mr. McAllaster also served as Chief Financial Officer of CCI Advisors and certain other entities that provide management and advisory services to CCIT.

•                 Mr. Block served as Chief Financial Officer and Treasurer of CCIT for a brief period – less than eight weeks (from September 5, 2014 through his resignation on October 28, 2014).  During his short tenure as CCIT’s Chief Financial Officer, CCIT did not file a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K.  CCIT’s Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2014 was signed by Gavin B. Brandon, who has served as CCIT’s Principal Accounting Officer since March 7, 2012.

•                 The resignation of Mr. Block was not related to any disagreement with CCIT, or any matter relating to CCIT’s operations, policies or practices, CCIT’s accounting methods, practices or policies, or CCIT’s financial statements.

•                 The financial projections for CCIT prepared by CCIT’s management and provided to SIR’s and CCIT’s financial advisors were prepared by the dedicated CCIT financial accounting and reporting team, which reported to Mr. McAllaster.

It is respectfully submitted that no additional disclosure in the Amended Registration Statement is required in respect of this determination.

Opinion of SIR’s Financial Advisor Regarding the Merger, page 114

Selected Public Companies Analysis, Page 117

2.                                    We note your responses to comments 18 and 24 of our letter dated November 14, 2014, and your revised disclosure on pages 117-119, 124-126, and 135-138. Please revise to describe how transactions between related parties were considered as part of the analyses. In addition, if any company or transaction met the criteria but was excluded from the analyses described in these sections, please identify the company and explain why it was excluded, or advise us that there were no such excluded companies or transactions.

Response:  SIR supplementally advises the Staff that:  (i) UBS has indicated that certain of the transactions listed under the headings “Opinion of SIR’s Financial Advisor Regarding the Merger — Selected Precedent Transactions Analysis”  and “Opinion of SIR’s Financial Advisor Regarding the Healthcare Properties Sale — Selected Precedent Transactions Analysis” on pages 117 and 124-125 of the Amended Registration Statement and considered as part of its analyses were related party transactions, however, UBS did not attribute any different weight or other consideration to such transactions as compared to the non-related party transactions; (ii) similarly, Wells Fargo Securities has indicated that the distinction between a related party transaction and a non-related party transaction was not part of the selection criteria for its selected precedent transactions analysis; (iii) UBS has indicated that, with respect to its selected publicly traded companies and selected precedent transactions analyses, it does not believe that it excluded companies or transactions that met its selection criteria; and (iv) Wells Fargo Securities has indicated that, with respect to its selected publicly traded companies and selected precedent transactions analyses, it does not believe that it excluded companies or transactions that met its selection criteria, although Wells Fargo Securities respectfully notes, as currently disclosed, that no company or transaction is identical to CCIT, SIR or the Merger and such analyses are subject to judgment. No further disclosure has been made in the Amended Registration Statement with respect to the forgoing.

United States Securities and Exchange Commission

December 12, 2014

Draft Opinions

3.                                    We note the statement on page 2 of Exhibit 8.1 that counsel has assumed the truth of representations made by officers of the company. Please revise to clarify that such representations are factual or advise.

Response:  In response to the Staff’s comment, the opinion has been revised to clarify that such representations are factual.

4.                                    We note the phrase in the opinions “although not free from doubt.” As there appears to be a level of uncertainty in the opinions, counsel should explain the reasons for this doubt and the degree of uncertainty in the opinions or advise. In addition, you should consider the necessity of risk factor and/or other appropriate disclosure setting forth the risks to investors. Please refer to Staff Legal Bulletin No. 19.

Response:  Tax counsel to SIR and CCIT have each provided a “will” opinion.  The phrase “although not free from doubt” has been removed from the opinions included as Exhibits 8.1 and 8.2.

5.                                    We note the statement on page 3 of Exhibit 8.2 that the opinion letter is “rendered only to you and is solely for your use.” Please revise to remove this limitation on reliance.

Response:  In response to the Staff’s comment, the opinion has been revised to remove such limitation.

United States Securities and Exchange Commission

December 12, 2014

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen

Margaret R. Cohen

cc:                              Sara von Althann, Attorney-Advisor

United States Securities and Exchange Commission

John C. Popeo, Treasurer and Chief Financial Officer

Select Income REIT

Enclosures